EXHIBIT 4.4

Execution Copy

DEVONIAN PURCHASE AGREEMENT

THIS AGREEMENT made as of July 18, 2011

BETWEEN:

DEVONIAN POTASH INC., a corporation incorporated under the laws of Saskatchewan and having its head office at 374 Third Avenue South, Saskatoon, SK S7K 1M5

(the “Vendor”)

OF THE FIRST PART

- and -

YANZHOU COAL MINING COMPANY LIMITED, a corporation existing under the laws of the People’s Republic of China and having its head office at 298 Fushan South Road, Zoucheng, Shandong Province PRC, 273500

(“YC”)

OF THE SECOND PART

WHEREAS the Vendor is the legal and beneficial owner of a 100% undivided interest in 11 subsurface minerals exploration permits comprising approximately 668,246.93 acres, all located in the Province of Saskatchewan, Canada, as more particularly described in Schedule “A” attached hereto (any such exploration permit is referred to herein as a “Property” and one or more of such exploration permits, is collectively referred to as the “Properties”), free and clear of any and all Liens (as hereinafter defined);

AND WHEREAS YC desires to directly or indirectly purchase from the Vendor and the Vendor has agreed to sell to YC, all of the Vendor’s right, title and interest in and to the Information (as hereinafter defined) and the Properties, and the Vendor and YC therefore seek to enter into this Agreement, all on and subject to the terms and conditions herein contained;

AND WHEREAS prior to the Closing Date (as hereinafter defined), if, as and when YC obtains all of the regulatory approvals set forth in item “1” of Schedule “B”, this Agreement shall be assigned, on the terms contemplated hereby, by YC to the Buyer (as hereinafter defined), which the Vendor hereby consents to, pursuant to an agreement whereby YC shall convey, assign and transfer to the Buyer and the Buyer shall assume all of YC’s rights and obligations under this Agreement;

NOW THEREFORE in consideration of the premises and mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged by the parties, the parties hereto do hereby agree as follows:

1.	INTERPRETATION

1.1	Definitions. In this Agreement:

“Acron” means Open Joint Stock Company Acron;

“Applicable Law” means, with respect to any Person, property, transaction, event or other matter, any foreign or domestic constitution, treaty, law, statute, rules, regulation, code, ordinance, principle of common law, rule, stock exchange listing rules, municipal by-law, Order or other requirement (including a requirement arising at common law) having the force of law (collectively, the “Law”) relating or applicable to such Person, property, transaction, event or other matter;

“Bank of China” means the Bank of China (Canada);

“Business Day” means any day except Saturday, Sunday or any day on which banks are generally not open for business in Moscow, Russia, Beijing, China or Toronto, Ontario;

“Buyer” means the indirect wholly-owned subsidiary of YC to be incorporated under the laws of Canada or any province therein, following receipt of the regulatory approvals set forth in item 1 of Schedule “B”, in order to, among other things, purchase and hold the Properties and the Information;

“Buyer Regulatory Approvals” means those Regulatory Approvals set forth in Schedule “B” attached hereto;

“CA” means the confidentiality agreement dated as of June 6, 2011 between Acron and YK;

“Closing” means the successful completion of the Transaction at the Time of Closing on the Closing Date;

“Closing Date” means the Business Day which is 25 Business Days after the Execution Requirement Date, being August 31, 2011, or if YC has exercised the provisions of section 2.5(a) and has requested a first extension of the Expiry Date, the Business Day which is 45 Business Days after the Execution Requirement Date, being September 30, 2011, or if YC has exercised the provisions of section 2.5(b) and has requested a second extension of the Expiry Date, the Business Day which is 55 Business Days after the Execution Requirement Date, being October 18, 2011, or such earlier or later date which the Parties may agree shall constitute the Closing Date, provided that the Closing Date shall not in any event occur before August 12, 2011;

“Closing Documents” has the meaning set forth in section 6.1(l) and also includes, for greater certainty and without limitation, those documents set forth in sections 2.3(a) and (b);

“Closing Escrow Agreement” means the escrow agreement, in a form to be mutually agreed upon, which shall provide for the release of all escrowed funds immediately upon the receipt of the Buyer Regulatory Approvals set forth in item “2” of Schedule “B”, as contemplated by section 2.3, such agreement to be executed and delivered on Closing, among the Vendor, YC and Saskatchewan counsel to YC (the “Closing Escrow Agent”);

“Competition Act” means the Competition Act, R.S.C. 1985, c. C-34, as amended, and includes the regulations promulgated thereunder;

“Consent” means any consent, approval, permit (other than the Properties), waiver, ruling, exemption or acknowledgement from any Person which is provided for or required under any Applicable Law in connection with the Transaction on the terms contemplated in this Agreement or which is otherwise necessary to permit the Parties to perform their obligations under this Agreement, but does not include a Regulatory Approval;

“Contracts” means all pending and executory contracts, agreements, leases and arrangements (whether oral or written) to which the Vendor is subject in connection with any part of the Properties or the Information;

“Contemporaneous Agreement” means the agreement executed and delivered as of even date, between NAP and YC, pursuant to which NAP has agreed to sell to YC, eight exploration permits comprising approximately 657,141.24 acres all located in the Province of Saskatchewan, Canada;

“Defending Party” has the meaning set forth in section 9.5;

“Deposit” means the sum of US$7,500,000, represented by the Payment Undertaking, to be dealt with as provided in sections 2.2 and 2.5(a) hereof;

“Environmental Law” means Applicable Law in respect of the natural environment, public or occupational health or safety and the manufacture, importation, handling, transportation, storage, disposal and treatment of Hazardous Substances;

“Environmental Permit” means any Licence issued or required pursuant to any Environmental Law;

“Escrow Agent” means the mutually acceptable escrow agent that is appointed by the Parties to act in accordance with the terms and conditions of the Representation and Warranty Escrow Agreement;

“Execution Requirement Date” means July 26, 2011;

“Expiry Date” means the Business Day which is 25 Business Days after the Execution Requirement Date, being August 31, 2011, or if YC has exercised the provisions of section 2.5(a) and has requested a first extension of the Expiry Date, the Business Day which is 45 Business Days after the Execution Requirement Date, being September 30, 2011, or if YC has exercised the provisions of section 2.5(b) and has requested a second extension of the Expiry Date, the Business Day which is 55 Business Days after the Execution Requirement Date, being October 18, 2011;

“First Option Payment” has the meaning set forth in section 2.5(a);

“Governmental Authority” means:

(a)	any domestic or foreign government, whether national, federal, provincial, state, territorial, municipal or local (whether administrative, legislative, executive or otherwise);

(b)	any agency, authority, ministry, department, regulatory body, court, central bank, bureau, board or other instrumentality having legislative, judicial, taxing, regulatory, prosecutorial or administrative powers or functions of, or pertaining to, government;

(c)	any court, commission, individual, arbitrator, arbitration panel or other body having adjudicative, regulatory, judicial, quasi-judicial, administrative or similar functions; and

(d)	any other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange.

“GST” means the goods and services tax imposed under Part IX of the Excise Tax Act (Canada);

“Hazardous Substance” means any solid, liquid, gas, odour, heat, sound, vibration, radiation or combination of them that may impair the natural environment, injure or damage property or plant or animal life or harm or impair the health of any individual and includes any contaminant, waste, substance or material defined by Environmental Law as hazardous, toxic or dangerous or any other substance or material prohibited, regulated or reportable pursuant to any Environmental Law;

“Information” means all information and all know-how owned, leased or licensed by, or on behalf of the Vendor or in which the Vendor has a right, title or interest, and which is directly related to the Properties, including, without limitation:

(a)	information of a scientific, technical or business nature, whether in written, graphic, machine readable, electronic or physical form including prior exploration and development results, proposed work programs and budgets, pre-feasibility or feasibility studies and reports, valuations, reserve estimates and the like;

(b)	maps, plans, designs, research data, research plans, development plans, drill core samples, environmental reports, reports on reserves and resources, trade secrets, processes, formulas, drawings, technology, computer software and related manuals, unpatented blueprints, flow sheets, equipment and parts lists, instructions, manuals, records and procedures; and

(c)	all information provided by the Vendor or the Vendor’s representatives to YC or YK, as and by way of technical due diligence materials;

“Investment Canada Act” means the Investment Canada Act (Canada) R.S.C. 1985, c. 28, as amended;

“Interim Period” means the period from the date hereof to the time at which the Transaction is to be completed on the Closing Date;

“ITA” means the Income Tax Act (Canada);

“Law” has the meaning set out in the definition of “Applicable Law”;

“Legal Proceeding” means any litigation, action, application, suit, investigation, hearing, claim, deemed complaint, grievance, civil, administrative, regulatory or criminal, arbitration proceeding or other similar proceeding, before or by any court or other tribunal and includes any appeal or review thereof and any application for leave for appeal or review;

“Liability” means, with respect to any Person, any liability or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise and whether or not the same is required to be accrued on any financial statements;

“Licence” means any licence, permit (other than the Properties), authorization, approval or other evidence of authority issued or granted to, conferred upon, or otherwise created for the Properties or any part of the Properties by any Governmental Authority;

“Lien” means any lien, security interest, mortgage, charge, encumbrance or other similar right of a third Person, whether registered or unregistered, and whether arising by agreement, statute or otherwise, but excluding applicable royalties or other rights in favour of any Governmental Authority in the Province of Saskatchewan;

“LOI” means the letter of intent dated as of June 17, 2011, and accepted on June 20, 2011, between the Vendor and YK with respect to the purchase and sale of the Properties and the Information;

“Losses” means any loss, cost, Liability, claim, interest, fine, penalty, assessment, damage (including incidental, consequential, special, aggravated, exemplary or punitive damages awarded in any Order in respect of a Third Party Claim) or expense (whether or not involving a Third Party Claim) including reasonable costs, fees and expenses of legal counsel on a full indemnity basis (without reduction for tariff rates or similar reductions) and reasonable costs, fees and expenses of investigation;

“Mann and Medge Litigation” means, collectively, the claim filed by 101119529 Saskatchewan Ltd. and Agrikalium Mining Corporation dated January 14, 2011, against 101109711 Saskatchewan Ltd., NAP (formerly 101109718 Saskatchewan Ltd.), the Vendor, Joint Stock Company Acron, Moshe Viatcheslav Kantor, Vyatcheslav Kantor, Subero Associates Inc., Trustservice Limited Liability Company and Viasat Services Limited, in respect of alleged wrongful interference with economic interests;

“Material Adverse Change” means a change in the Properties, taken as a whole, which constitutes a Material Adverse Effect;

“Material Adverse Effect” means an event or circumstance or events or circumstances which, in the aggregate, materially adversely affects the ownership of the Properties by YC on substantially the same basis as the Properties are currently owned by the Vendor;

“Material Adverse Variance” means anything not known to the Vendor or its professional advisors on or before the Execution Requirement Date and which relates to: (i) the Vendor’s legal or beneficial ownership of the Properties or its ability to sell the same to YC free of any Liens; or (ii) taxation and other liabilities attaching to the Properties; and either of which is materially adverse to the Properties;

“NAP” means North Atlantic Potash Inc;

“Notice Period” has the meaning set forth in section 9.4;

“Order” means any order, directive, judgment, decree, injunction, decision, ruling, award or writ of any Governmental Authority;

“Parties” means the Vendor and YC, collectively, and “Party” means either one of them;

“Payment Undertaking” means the payment undertaking dated as of June 22, 2011, among YC, YK, the Bank of China and the Vendor, pursuant to which the Bank of China has agreed to pay the maximum sum of US$7.5 million to the Vendor or to release the payment undertaking, upon the receipt of certain joint certificates, as more particularly set forth in section 2.5(c) and all as more particularly set out in such Payment Undertaking;

“Person” is to be broadly interpreted and includes an individual, a corporation, a partnership, a trust, an unincorporated organization, a Governmental Authority and the executors, administrators or other legal representatives of an individual in such capacity;

“Place of Closing” means the offices of McKercher LLP, Saskatchewan, counsel to the Vendor;

“Prime Rate” means, at any particular time, the reference rate of interest, expressed as a rate per annum, that the Royal Bank of Canada establishes as its prime rate of interest that it will charge to its most credit worthy customers in Canada;

“Property” and “Properties” have the respective meanings ascribed thereto in the recitals to this Agreement;

“Properties Allocation” and “Property’s Allocation” have the meanings set forth in section 2.4;

“Purchase Price” means the sum of US$150,500,000, which is exclusive of any applicable GST and other sales taxes;

“Regulations” means The Subsurface Mineral Regulations, 1960 (Saskatchewan);

“Regulatory Approval” means any approval, consent, ruling, authorization, notice, permit (other than the Properties) or acknowledgement that may be required from any Person pursuant to Applicable Law or under the terms of any Licence or the conditions of any Order in connection with the sale of the Properties and the Information by the Vendor to YC and the completion of the Transaction;

“Release” includes an actual or potential discharge, deposit, spill, leak, pumping, pouring, emission, emptying, injection, escape, leaching, seepage or disposal of a Hazardous Substance which is or may be in breach of any Environmental Law;

“Representation and Warranty Escrow Agreement” means the representation and warranty escrow agreement, in a form to be mutually agreed upon, to be executed and delivered on Closing, among the Escrow Agent, YC and the Vendor;

“Second Option Payment” has the meaning set forth in section 2.5(a);

“SER” means the Saskatchewan Ministry of Energy and Resources;

“Surface Lands” means the surface lands that overlay the mineral lands that are subject to the Properties;

“Survival Period” has the meaning set forth in section 9.2;

“Taxes” means all taxes, charges, fees, levies, imposts and other assessments, including all income, sales, use, goods and services, harmonized sales, value added, capital, capital gains, alternative, net worth, transfer, profits, withholding, payroll, employer health, excise, franchise, real property and personal property taxes, and any other taxes, customs duties, fees, assessments or similar charges in the nature of a tax including Canada Pension Plan and provincial pension plan contributions, unemployment insurance payments and workers compensation premiums, together with any instalments with respect thereto, and any interest, fines and penalties, imposed by any governmental authority (including federal, state, provincial, municipal and foreign governmental authorities), and whether disputed or not;

“Third Party Claim” means Losses arising as a result of a claim by a Person against YC, relating to the Mann and Medge Litigation or any other Legal Proceeding in respect of the Properties, the Information, this Agreement or the Transaction in existence as at the Closing Date;

“Time of Closing” means 10:00 a.m. (Saskatchewan time) on the Closing Date;

“Transaction” means the transaction of purchase and sale of the Properties and the Information as contemplated by this Agreement;

“Treaty Land Entitlement Agreements” means (i) the Saskatchewan Treaty Land Entitlement Framework Agreement dated September 22, 1992 and entered into by Canada, Saskatchewan and certain Indian bands with respect to the settlement of the outstanding treaty land entitlement claims of the Indian bands; and (ii) any agreement entered into by Canada, Saskatchewan and an Indian band with respect to the settlement of the outstanding treaty land entitlement claim of that band on the same or substantially the same terms as the agreement in subclause (i);

“Vendor” has the meaning ascribed thereto in the opening paragraph of this Agreement;

“Vendor Regulatory Approval” means the Regulatory Approval set forth in Schedule “C” attached hereto;

“YC” has the meaning ascribed thereto in the opening paragraph of this Agreement; and

“YK” means Yankuang Group Corporation Limited.

1.2 General Interpretation. For the purposes of this Agreement, except as otherwise expressly provided:

(a) all references in this Agreement to a designated Article, section, subsection, paragraph or other subdivision or to a Schedule is to the designated Article, section, subsection, paragraph or other subdivision of, or Schedule to, this Agreement unless otherwise specifically stated;

(b) the words “herein”, “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Article, section, clause, subclause or other subdivision or Schedule;

(c) the singular of any term includes the plural and vice versa and the use of any term is equally applicable to any gender and where applicable a body corporate;

(d) the word “or” is not exclusive and the word “including” is not limiting (whether or not non-limiting language, such as “without limitation” or “but not limited to” or other words of similar import are used with reference thereto);

(e) the headings to the sections and clauses of this Agreement are inserted for convenience of reference only and do not form a part of this Agreement and are not intended to interpret, define or limit the scope, extent or intent of this Agreement or any provision hereof;

(f) any reference to a corporate entity includes and is also a reference to any corporate entity that is a successor to such entity;

(g) the Schedules that are attached to this Agreement and form a part hereof are as follows:

Schedule “A”	Description of the Properties
Schedule “B”	Buyer Regulatory Approvals
Schedule “C”	Vendor Regulatory Approval

(h) unless otherwise indicated, all references in this Agreement to any statute include the regulations thereunder, in each case as amended, re-enacted, consolidated or replaced from time to time and in the case of any such amendment, re-enactment, consolidation or replacement, reference herein to a particular provision shall be read as referring to such amended, re-enacted, consolidated or replaced provision and also include, unless the context otherwise requires, all applicable guidelines, bulletins or policies made in connection therewith and which are legally binding;

(i) all references herein to any agreement (including this Agreement), document or instrument mean such agreement, document or instrument as amended, supplemented, modified, varied, restated or replaced from time to time in accordance with the terms thereof and, unless otherwise specified therein, includes all schedules and exhibits attached thereto;

(j) whenever in this Agreement reference is made to a Legal Proceeding or other matter that is “threatened” it shall mean that a demand or statement (oral or written) has been made or a notice (oral or written) has been given that a Legal Proceeding or other matter is to be asserted, commenced, taken or otherwise pursued in the future; and

(k) unless otherwise defined herein, words or abbreviations which have well-known trade meanings are used herein with those meanings.

1.3 Actions on Non-Business Days. If any payment is required to be made or other action (including the giving of notice) is required to be taken pursuant to this Agreement on a day which is not a Business Day, then such payment or action shall be considered to have been made or taken in compliance with this Agreement if made or taken on the next succeeding Business Day.

1.4 Currency and Payment Obligations. Except as otherwise expressly provided in this Agreement:

(a) all dollar amounts referred to in this Agreement are stated in United States Dollars;

(b) any payment contemplated by this Agreement shall be made by cash, certified cheque, wire transfer or any other method that provides immediately available funds; and

(c) except in the case of any payment due on the Closing Date, any payment due on a particular day must be received by and be available to the payee not later than 2:00 p.m. (Saskatchewan time) on the due date at the payee’s address for notice under Article 10 or such other place as the payee may have specified in writing to the payor in respect of a particular payment and any payment made after that time shall be deemed to have been made and received on the next Business Day.

1.5 Calculation of Interest. In calculating interest payable under this Agreement for any period of time, the first day of such period shall be included and the last day of such period shall be excluded.

1.6 Calculation of Time. In this Agreement, a period of days shall be deemed to begin on the first day after the event which began the period and to end at 5:00 p.m. (Saskatchewan time) on the last day of the period. If any period of time is to expire hereunder on any day that is not a Business Day, the period shall be deemed to expire at 5:00 p.m. (Saskatchewan time) on the next succeeding Business Day.

1.7 Knowledge. Where any representation, warranty or other statement in this Agreement is expressed to be made by a Party to their knowledge or is otherwise expressed to be limited in scope to facts or matters known to the Party, it shall mean such knowledge as is actually known to the persons who are officers, directors and/or shareholders, in the case of the Vendor, or the controlling shareholder, in the case of YC, of the Party.

1.8 Tender. Any tender of money hereunder may be made upon the Parties or their respective counsel and money shall be tendered in the manner contemplated by sections 1.4, 2.2 and 2.5.

1.9 Escrow Provisions. Any document, instrument or thing which is to be delivered by either of the Parties on the Closing Date shall be tabled by the Party which is to deliver such document, instrument or thing and any document, instrument or thing so tabled by a Party shall be:

(a) deemed to have been delivered by such Party for the purposes of this Agreement;

(b) held in escrow by the solicitor for the Party to be dealt with in accordance with subsections (c) and (d);

(c) delivered to the Party to which it is to be delivered pursuant to the terms hereof, if all documents, instruments and things which are to be delivered on the Closing Date are tabled in accordance with this section; and

(d) delivered to, or in accordance with the directions of, the Party which tabled it, if subsection (c) does not apply.

1.10 Recitals. The Parties acknowledge and declare that the recitals in this Agreement are true and correct.

1.11 Governing Law; Attornment. This Agreement shall be construed, interpreted and enforced in accordance with, and the rights of the Parties shall be governed by, the laws of the Province of Ontario and the federal laws of Canada applicable therein (excluding any conflict of law rule or principle of such laws that might refer such interpretation or enforcement to the laws of another jurisdiction). Each Party agrees that any disputes in relation to this Agreement, which the Parties to this Agreement are unable to resolve by mutual agreement within two months from the commencement of such dispute, shall be exclusively and finally resolved by arbitration in accordance with, in the case of a dispute commenced prior to completion of Closing and payment of the Purchase Price on the Closing Date, the Hong Kong International Arbitration Centre Administered Arbitration Rules/UNCITRAL Arbitration Rules in force, and in the case of a dispute commenced following completion of Closing and payment of the Purchase Price on the Closing Date, the rules of arbitration of the Arbitration Act (Ontario) in force. The place of the arbitration shall be, in the case of a dispute commenced prior to completion of Closing and payment of the Purchase Price on the Closing Date, Hong Kong, and in the case of a dispute commenced following completion of Closing and payment of the Purchase Price on the Closing Date, Ontario. The arbitral proceedings shall be conducted in the English language. The number of arbitrators shall be three, one appointed by each Party and the third shall be chosen by the arbitrators already appointed. The fees of the arbitrator shall be borne by the unsuccessful party or parties in the arbitration, or, if success is divided, then in the manner that the arbitrator may determine.

1.12 Entire Agreement; Amendment. This Agreement constitutes the entire agreement between the Parties with respect to the Transaction and cancels and supersedes any prior understandings, agreements, negotiations and discussions, written or oral, between the Parties, and the Vendor and YK, as applicable, with respect thereto including without limitation, the LOI (but not the Payment Undertaking or the CA). There are no representations, warranties, terms, conditions, undertakings or collateral agreements or understandings, express or implied, between the Parties other than those expressly set forth in this Agreement, the Payment Undertaking, the Representation and Warranty Escrow Agreement and any Closing Document. This Agreement may not be amended, supplemented or otherwise modified in any respect except by written instrument executed by the Parties.

1.13 Waiver of Rights. Any waiver of, or consent to depart from, the requirements of any provision of this Agreement shall be effective only if it is in writing and signed by the Party giving it, and only in the specific instance and for the specific purpose for which it has been given. No failure on the part of either Party to exercise, and no delay in exercising, any right under this Agreement shall operate as a waiver of such right. No single or partial exercise of any such right shall preclude any other or further exercise of such right or the exercise of any other right.

1.14 Severability. Any provision in this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof or affecting the validity or enforceability of such provision in any other jurisdiction.

1.15 Conflict. In the event of any conflict or inconsistency between the terms and conditions in the body of this Agreement and those in any Schedule (including any agreement entered into pursuant to this Agreement), the terms and conditions in the body of this Agreement shall govern and take precedence and the Parties shall take such steps as may be required or desirable to conform the conflicting or inconsistent provisions thereof to this Agreement.

1.16 Consents and Approvals. Unless otherwise specified, where the consent or approval of a Party is contemplated or required by the terms of this Agreement, that Party shall not unreasonably delay or withhold the giving of such consent or approval after a request therefor has been made by the other Party.

1.17 Remedies Cumulative. The rights, remedies, powers and privileges herein provided to a Party are cumulative and in addition to and not exclusive of or in substitution for any rights, remedies, powers and privileges otherwise available to that Party. Additionally, the Parties agree that damages may not be an adequate remedy for breach of this Agreement, including, without limitation, the exclusivity provisions herein contained and the obligations to complete the Closing, subject to the fulfillment of the terms and conditions herein contained, and that irreparable damage would occur in the event that any provision of this Agreement was not performed in accordance with its specific terms or was otherwise breached. Accordingly, the Parties acknowledge and hereby agree that in the event of any threatened or actual breach by either Party of any covenant or obligation of such Party set forth in this Agreement, the other Party shall be entitled to, in addition to damages, the remedies of injunction, specific performance and other equitable relief for a threatened or actual breach by the other Party, without proof of specific damage, to, without limitation, prevent or restrain any threatened or actual breaches of this Agreement and to specifically enforce the terms and provisions of this Agreement, to prevent or restrain threatened or actual breaches, or to enforce compliance with the covenants and obligations of each Party under this Agreement, in addition to any other remedy that may be available at law or in equity.

1.18 Time of the Essence. Time shall be of the essence of this Agreement.

1.19 Costs and Expenses. Each Party shall be responsible for all costs and expenses (including the fees and disbursements of legal counsel, bankers, investment bankers, accountants, brokers and other advisors) incurred by it in connection with this Agreement and the Transaction.

1.20 Good Faith. Each Party shall at all times during the currency of this Agreement and after Closing, if applicable, act in good faith with respect to the other Party and shall do or cause to be done all things within their respective powers which may be necessary or desirable to give full effect to the provisions hereof.

1.21 Hindrance of the Transaction. In the event that any Person seeks to prevent, delay or hinder implementation of the Transaction, or seeks to invalidate all or any portion of this Agreement, each of the Parties shall vigorously and diligently resist such proceedings and not consent to any Order that would have such effect.

2.	PURCHASE AND SALE AND OTHER COVENANTS

2.1 Purchase and Sale. Subject to the terms and conditions set forth herein, the Vendor hereby agrees to sell, transfer, assign and convey to YC and YC agrees to purchase for the Purchase Price, on the Closing Date all of the Vendor’s right, title and interest, both legal and beneficial, in and to the Properties and the Information, free and clear of all Liens. Prior to the Closing Date, if, as and when YC obtains all of the regulatory approvals set forth in item 1 of Schedule “B”, this Agreement shall be assigned by YC to the Buyer, which the Vendor hereby consents to, pursuant to an agreement whereby YC shall convey, assign and transfer to the Buyer and the Buyer shall assume all of YC’s rights and obligations under this Agreement. For greater certainty, upon the assignment of this Agreement from YC to the Buyer, YC’s representations and warranties contained in this Agreement shall be replaced with the same representations and warranties made by the Buyer. Notwithstanding anything contained herein and notwithstanding the assignment of this Agreement from YC to the Buyer, YC shall remain liable, until completion of the Closing and payment of the Purchase Price on the Closing Date, for all of its obligations contained herein in connection with the Payment Undertaking, the Closing conditions and completion of the Transaction.

2.2 Payment of Purchase Price. As consideration for the purchase of the Properties and the Information, at the Time of Closing on the Closing Date, YC agrees to pay US$100,500,000 of the Purchase Price to the Vendor less the amount of the sum released by the Bank of China pursuant to the Payment Undertaking in cash and to deposit US$50,000,000 of the Purchase Price with the Escrow Agent under the Representation and Warranty Escrow Agreement for the benefit of the Vendor and the Buyer. The Vendor agrees to deposit US$100,500,000 of the Purchase Price with the Closing Escrow Agent under the Closing Escrow Agreement.

2.3 Transfer of Properties and Information. On the Closing Date, the Vendor shall deliver to the Buyer, in addition to those items contemplated by section 6.1 or as specifically provided elsewhere in this Agreement, the following:

(a) registerable transfer documentation to transfer a 100% undivided, beneficial and legal interest in and to the Properties to the Buyer or as directed by the Buyer, in form and substance satisfactory to the Buyer, acting reasonably; and

(b) the Information.

For greater certainty and without limitation, the Purchase Price (including the funds to be released to the Vendor pursuant to the Payment Undertaking as set out in section 2.5(b)) and the amount of reimbursement of expenditures as set out in section 2.7 shall be delivered on the Closing Date to and held in trust together with all other closing deliverables by the Closing Escrow Agent pursuant to the Closing Escrow Agreement (at which point the Transaction shall be deemed to be closed in escrow and no longer affected by the Expiry Date), to be released to the appropriate Parties only and immediately at such time as the Closing Escrow Agent has received confirmation that the said conveyance or transfer of the Properties has been duly recorded or registered with the SER as well as a duly updated disposition search abstract from the SER (delivered by the Vendor), evidencing such recordation or registration.

2.4 Allocation of Purchase Price Regarding the Properties. The Parties agree that the one-eleventh of the difference between the Purchase Price and US$1.00 shall be allocated to each one of the Properties as being the value thereof and that any and all filings to be made by the Parties shall reflect such allocation (collectively, the “Properties Allocation” and individually, a “Property’s Allocation”). The Parties agree that US$1.00 shall be allocated to the Information.

2.5	Dealings with Payment Undertaking and Extension of Expiry Date.

(a) The Parties hereto do hereby agree that effective as of the Execution Requirement Date, US$3,500,000 of the Deposit shall be designated as the “First Option Payment” (the “First Option Payment”) (with the payment undertaking provisions thereof to be differentiated from the payment undertaking provisions of the Deposit as provided in this section) and the Deposit shall be deemed to be the Deposit less the First Option Payment. YC shall have the right, upon the written, irrevocable designation of an additional US$3,500,000 of the Deposit as the “Second Option Payment” (the “Second Option Payment”), to extend the Expiry Date by an additional 20 Business Days, in which case the Expiry Date shall be 45 Business Days after the Execution Requirement Date and the payment undertaking provisions of the First Option Payment and the Second Option Payment shall be different from each other and from the Deposit as provided in this section, and the Deposit shall be deemed to be the Deposit less the First Option Payment and the Second Option Payment.

(b) If YC has made the additional designation of the Second Option Payment and extends the Expiry Date to 45 Business Days after the Execution Requirement Date, and has obtained all approvals of (i) the State-owned Assets Supervision and Administration Commission of the Peoples’ Republic of China (the “PRC”), (ii) the Ministry of Commerce of the PRC, (iii) the National Development and Reform Commission of the PRC or (iv) the State Administration of Foreign Exchange of the PRC required of YK, YC, and/or its affiliates, as applicable, required in connection with this Agreement and the Contemporaneous Agreement, YC shall have the further right to extend the Expiry Date by an additional 10 Business Days, in which case the Expiry Date shall be 55 Business Days after the Execution Requirement Date, by paying to the Vendor US$1,750,000, which amount shall be deducted from the Purchase Price payable by YC at Closing. If YC does not complete the Transaction by reason of its failure to obtain any of the Buyer Regulatory Approvals set forth in item “2” of Schedule “B”, provided that YC has used its reasonable efforts to procure such Buyer Regulatory Approvals (although YC shall not be deemed to be in derogation of its obligations to use its reasonable efforts by reason of acts or omissions of the Vendor in connection with the procurement of such Buyer Regulatory Approvals), the Vendor shall return the US$1,750,000 payment to YC as soon as commercially practicable, but in any event within 5 Business Days of termination of this Agreement. If YC does not complete the Transaction for any other reason, the US$1,750,000 payment shall be retained by the Vendor and shall not be refundable to YC. For greater certainty, if YC elects to exercise its right to further extend the Expiry Date pursuant to this section 2.5(b), the First Option Payment and the Second Option Payment shall continue to be held in escrow pursuant to the Payment Undertaking and in no way shall become due and payable in cash.

(c) The Parties do hereby agree that the payment undertaking provisions relating to the Deposit, the First Option Payment and the Second Option Payment, as applicable, are set forth below. These items specifically relate to the Payment Undertaking, and the manner in which the Parties are to act with respect thereto so as to instruct the Bank of China as at and from the applicable time.

(i)	The Parties will jointly direct the Bank of China to cancel the Payment Undertaking, if YC shall terminate this Agreement as set forth in Article 8.

(ii)	On Closing, the Parties will jointly direct the Bank of China to pay the First Option Payment and the Deposit or the First Option Payment, the Second Option Payment and the Deposit, if YC has exercised its right to extend the Expiry Date as provided in section 2.5(a), plus all interest earned thereon to the Vendor and such amounts will be applied toward satisfaction of the Purchase Price.

(iii)	On the Expiry Date, the Parties will jointly direct the Bank of China to pay the First Option Payment or the First Option Payment and the Second Option Payment, if YC has exercised its right to extend the Expiry Date as provided in section 2.5(a), to the Vendor plus all interest accrued thereon if YC does not complete the Transaction by reason of its failure to obtain any of the Buyer Regulatory Approvals set forth in item 1 of Schedule “B”. However, if a Material Adverse Variance has occurred in relation to the Transaction or if the Vendor shall otherwise be in breach of its Closing obligations contained in this Agreement, on the Expiry Date, the Parties will jointly direct the Bank of China to cancel the Payment Undertaking.

(iv)	On the Expiry Date, the Parties will jointly direct the Bank of China to cancel the Payment Undertaking if YC does not complete the Transaction by reason of its failure to obtain any of the Buyer Regulatory Approvals set forth in item “2” of Schedule “B”, provided that YC has used its reasonable efforts to procure such Buyer Regulatory Approvals (although YC shall not be deemed to be in derogation of its obligations to use its reasonable efforts by reason of acts or omissions of the Vendor in connection with the procurement of such Buyer Regulatory Approvals).

(v)	On the Expiry Date, the Parties will jointly direct the Bank of China to pay the First Option Payment and the Deposit or the First Option Payment, the Second Option Payment and the Deposit, if YC has exercised its right to extend the Expiry Date as provided in section 2.5(a), plus all interest earned thereon to the Vendor if YC does not complete the Transaction for reasons other than those set forth in sections 2.5(c)(iii) and (iv); however, if a Material Adverse Variance has occurred in relation to the Transaction or if the Vendor shall otherwise be in breach of its Closing obligations contained in this Agreement, on the Expiry Date, the Parties will jointly direct the Bank of China to cancel the Payment Undertaking.

(d) The Parties covenant and agree to provide appropriate written demands to the Bank of China in relation to the Payment Undertaking, in the circumstances described above and in accordance with the terms of the Payment Undertaking.

(e) Notwithstanding anything contained in this section, if the Mann and Medge Litigation or any other Legal Proceeding in respect of the Properties, the Information, this Agreement or the Transaction existing as at the Closing Date adversely affects YC as at the Closing Date or enjoins, restricts or prohibits, or asserts a claim or seeks a remedy that would have the effect of enjoining, restricting or prohibiting the completion of the Transaction, the Vendor shall not be entitled to the Deposit and any part of the Deposit already paid to the Vendor shall be returned to YC by the Vendor as soon as commercially practicable. If YC has elected to exercise its right to further extend the Expiry Date pursuant to section 2.5(b), the Vendor shall also return the US$1,750,000 payment to YC as soon as commercially practicable. In addition, all reasonable expenses of YC incurred in respect of the Transaction shall be reimbursed by the Vendor.

2.6 Exclusive Dealings. From and after the date hereof, the Vendor shall not take any action, directly or indirectly, to encourage, initiate or engage in discussions or negotiations with, or provide any information to, any Person, other than YC concerning any sale, transfer, license or assignment of the Properties or the Information or any merger, amalgamation or other transaction involving the Properties or the Information.

2.7 Reimbursements of Expenditures. On the Closing Date, YC shall pay to the Vendor C$800,000, representing the amount of deposits made by the Vendor to the SER as payment in lieu of meeting exploration expenditures in respect of the Properties. In the event that the SER reimburses the Vendor, in spite of the direction provided by the Vendor in section 6.1(c), for such deposit amount, or portion thereof, the Vendor shall, as soon as commercially practicable, pay said amount to YC without set-off or deduction.

3.	REPRESENTATIONS AND WARRANTIES OF THE VENDOR

The Vendor represents and warrants to YC as set out in this section and acknowledges that YC is relying on such representations and warranties in connection with the Transaction and that such representations and warranties shall be true as of the Closing Date as if made on and as of such date:

3.1 Incorporation of the Vendor. The Vendor is a corporation duly incorporated, organized and subsisting under the laws of the Province of Saskatchewan and has the corporate power, authority and capacity to execute and deliver this Agreement, to own the Properties and the Information, to sell the Properties and the Information to YC as herein contemplated and to perform its other obligations hereunder and under the Payment Undertaking and the Representation and Warranty Escrow Agreement. No proceedings have been taken or authorized by the Vendor or by any other Person with respect to the bankruptcy, insolvency, liquidation, dissolution or winding up of the Vendor or with respect to any amalgamation, merger, consolidation, arrangement or reorganization of, or relating to, the Vendor nor, to the knowledge of the Vendor, have any such proceedings been threatened by any other Person.

3.2 Authorization of Transaction by the Vendor. The execution and delivery of this Agreement and the Payment Undertaking and the completion of the Transaction have been duly and validly authorized by all necessary corporate action on behalf of the Vendor and each of this Agreement and the Payment Undertaking has been duly and validly executed and delivered by the Vendor and is a valid and binding obligation of the Vendor enforceable against the Vendor in accordance with its respective terms. On Closing, the execution and delivery of the Representation and Warranty Escrow Agreement and the Closing Documents will be duly and validly authorized by all necessary corporate action on behalf of the Vendor and each of the Representation and Warranty Escrow Agreement and the Closing Documents will be validly executed and delivered by the Vendor and valid and binding obligations of the Vendor enforceable against the Vendor in accordance with their respective terms. As at the date hereof, there is no Legal Proceeding in progress, pending, or, to the knowledge of the Vendor, threatened against or affecting the Vendor, other than the Mann and Medge Litigation, or affecting the title of the Vendor to any parts of the Properties or the Information at law or in equity or before or by any tribunal and, to the knowledge of the Vendor, there are no grounds on which any such Legal Proceeding might be commenced with any reasonable likelihood of success nor is there any Order outstanding against or affecting the Vendor which, in any such case, affects adversely or might affect adversely the ability of the Vendor to enter into this Agreement, the Payment Undertaking or the Representation and Warranty Escrow Agreement or to perform its obligations hereunder or thereunder.

3.3 Qualification of the Vendor. The Vendor has the necessary corporate power, authority and capacity to own and use the Properties and the Information.

3.4 Conflicting Instruments. Neither the entering into of this Agreement or the Payment Undertaking by the Parties, nor the entering into of any agreement or other instrument contemplated hereby including without limitation, the Representation and Warranty Escrow Agreement nor the completion of the Transaction nor the performance by the Vendor of its obligations hereunder or under the Payment Undertaking or the Representation and Warranty Escrow Agreement will: (a) conflict with, or result in the breach or violation of or default under, or cause the acceleration of any obligations of the Vendor under, any of the terms and provisions of (i) any Applicable Law, (ii) the Articles of the Vendor or its by-laws or any resolution of the directors or shareholders of the Vendor; or (iii) subject to obtaining any Consent or Vendor Regulatory Approval which may be required thereunder in connection with the completion of the Transaction, any Licence, Order or agreement, contract or commitment, written or oral to which the Vendor is a party or by which the Vendor is bound, or (c) result in the creation of any Lien on any part of the Properties or the Information.

3.5 Regulatory Approvals. Except as set forth in Schedule “C”, no Regulatory Approval or filing with, notice to, or waiver from any Governmental Authority or other Person is required to be obtained or made by the Vendor in connection with the execution, delivery and performance by the Vendor of its obligations under this Agreement, the Payment Undertaking, the Representation and Warranty Escrow Agreement or the Closing Documents or the consummation of the Transaction. The Vendor has no reason to believe that it will not be able to obtain on or before Closing, the Vendor Regulatory Approval.

3.6 Title to Properties. The Vendor has complied in all respects with the Regulations. The Properties are in good standing under the laws of the Province of Saskatchewan, all assessment work required to maintain the Properties in good standing has been performed and all fees of Governmental Authorities have been paid and all filings required to maintain the Properties in good standing have been properly and timely recorded or filed with appropriate Governmental Authorities and the Vendor has no knowledge of any conflicting mineral rights. The Properties are properly and accurately described in Schedule “A” hereto.

The Vendor is the owner of a 100% registered and beneficial right, title and interest in and to all parts of the Properties and the Information with good and marketable title thereto and each part of the Properties and the Information is free and clear of all Liens and there is no adverse claim or challenge to ownership of any part of the Properties or the Information and there are no outstanding rights or options to acquire or purchase any part of the Properties or the Information or any third party royalties, net profits interests or similar interests relating to any parts of the Properties or the Information.

The Vendor has not consented to the sale of any Crown minerals that are the subject of the Properties under applicable Treaty Land Entitlement Agreements.

The Vendor does not own any real property related to the Properties (whether or not the same overlay the Properties). The Vendor has no knowledge that the owners of the Surface Lands will fail to grant access to any owner of the Properties in, over and along the Surface Lands as and when the Properties are to be converted to leases or that such owners will create impediments to the acquisition of the Surface Lands or that the Government of Saskatchewan will intervene in the process relative to the acquisition of the Surface Lands by an owner of the Properties in a manner which is adverse to the interests of any such owner.

The Vendor has not received notice from the Government of Saskatchewan that, upon application, the Government of Saskatchewan will fail to convert the Properties to leases and that the same will therefore be subject to termination notwithstanding the fact that the owner shall be in full compliance with the terms thereof and Applicable Law.

The Vendor has not received notice from the Government of Saskatchewan that the boundaries of the Properties overlap with rights of third Persons and are therefore subject to change. No part of the Properties have been taken or expropriated by any tribunal or other body having power of expropriation, nor has any Legal Proceeding or notice in respect of any such expropriation been commenced, given or threatened.

Neither the Vendor nor, to the Vendor’s knowledge, the Government of Saskatchewan is in breach of any of the provisions of the Properties and (subject to obtaining any Consents and Vendor Regulatory Approval to the completion of the Transaction), the completion of the Transaction will not afford the Government of Saskatchewan the right to terminate the Properties nor will the completion of the Transaction result in any additional or more onerous obligation on YC with respect to the Properties.

The Vendor has not sublet, assigned, licensed or otherwise conveyed any rights in and to any parts of the Properties or the Information to any other Person. The Properties have never suffered any Material Adverse Effect.

Notwithstanding any other provision in this Agreement, YC acknowledges and agrees that the Vendor in no way represents and warrants as to Her Majesty the Queen in Right of Saskatchewan’s title to the “subsurface minerals” (as defined in the Regulations) listed in the Properties and the right to explore and prospect for “subsurface minerals” (as defined in the Regulations) conveyed by the Properties is subject to any and all defects in, and Liens against, Her Majesty the Queen in Right of Saskatchewan’s ownership share in the “subsurface minerals” (as defined in the Regulations). The Vendor has no knowledge of and has not received notice from any Governmental Authority in respect of any such defects in or Liens against Her Majesty the Queen in Right of Saskatchewan’s ownership share in the “subsurface minerals” (as defined in the Regulations).

As of the date hereof, the Vendor has paid to the SER (in lieu of meeting exploration expenditure requirements) in respect of the Properties, the aggregate amount of C$800,000.

3.7 Information. The Vendor has made available to YC all of the Information that is in its possession or is under its power or control.

3.8 Licences. The Vendor does not own any licences.

3.9 Liabilities. The Vendor has no Liabilities (whether accrued, absolute, contingent or otherwise, matured or unmatured) in connection with the Properties or the Information to which YC will become subject after completion of the Transaction.

3.10 Contracts. The Vendor is not a party to or bound by or subject to any Contracts with respect to the Properties or the Information save and except for this Agreement and the Payment Undertaking.

3.11 Insurance. The Vendor maintains extended risk and casualty coverage insurance with respect to the Properties with reputable and sound insurers in such amounts and against such losses and claims as are generally maintained for comparable properties and assets.

3.12 Environmental Matters. The Vendor maintains the Properties in compliance with all Environmental Laws and to the knowledge of the Vendor, there are no facts that could give rise to a notice of non-compliance by the Vendor with any Environmental Law and all parts of the Properties are currently in material compliance with all Environmental Laws. To the knowledge of the Vendor, no Hazardous Substance has been placed, held, located, used or disposed of, on, under or at the Surface Lands by the Vendor. To the knowledge of the Vendor, no claim has ever been asserted and there are no present circumstances which could reasonably form the basis for the assertion of any claim against the Vendor for Losses of any kind as a direct or indirect result of the presence on or under or the escape, seepage, leakage, spillage, discharge, emission or release from the Surface Lands of any Hazardous Substance.

The Vendor has not used any of the Surface Lands to refine, treat, dispose, produce or process Hazardous Substances except in compliance with all Environmental Laws and Environmental Permits held by the Vendor.

Neither the Vendor nor any other person responsible under Environmental Laws for acts of the Vendor has been convicted of an offence or been subjected to any Legal Proceeding relating to Environmental Laws or been subject to any Order or other sanction requiring investigation or remediation of any real property or been fined or otherwise sentenced for non-compliance with any Environmental Laws and has not settled any prosecution or other proceeding short of conviction in connection therewith.

The Vendor has not caused or permitted the Release of any Hazardous Substance at, on or under the Surface Lands or the Release of any Hazardous Substance from the Surface Lands.

The Vendor has not received written notice nor does the Vendor have knowledge of any facts that could give rise to any notice, that the Vendor is potentially responsible for any remedial or other corrective action or any work, repairs, construction or capital expenditures to be made under any Environmental Law with respect to the Properties.

The Vendor has provided YC with copies of all analyses and monitoring data for soil, groundwater and surface water and all reports pertaining to any environmental assessments or audits relating to the Properties that were obtained by the Vendor.

To the knowledge of the Vendor, no underground or above-ground storage tanks are or have been located on any of the Surface Lands.

The Vendor has no knowledge of any Hazardous Substance originating from any adjoining or neighbouring properties to the Surface Lands which has or is suspected to be migrating onto, into or under the Surface Lands.

3.13 Mining Work. The Vendor has never performed any prospecting work, geological work, processes, undertaking or other operations in respect of the Properties and does not currently own any other assets or property rights relating to the Properties.

3.14 Work Orders. There are no outstanding work orders or actions required or reasonably anticipated to be required to be taken in respect of the rehabilitation or restoration of the Properties or relating to environmental matters in respect of the Properties, nor has the Vendor received notice of same.

3.15 No Notice. Except as disclosed to YC in relation to applications relating to Treaty Land Entitlement Agreements, the Vendor has not received notice and the Vendor has no knowledge of any proposal to terminate or vary the terms of or rights attaching to the Properties from any government or other Regulatory Authority or of any challenge to the Vendor’s right, title or interest in the Properties.

3.16 Residence of Vendor. The Vendor is not a “non-resident” of Canada within the meaning of the ITA.

3.17 Disclosure. The Vendor has made available to YC all material information in its possession or control relating to the Properties and the Information.

3.18 Competition Act and Investment Canada Act. The Vendor represents and warrants that it is not an “operating business” as that term is defined under subsection 108(i) of the Competition Act or a “Canadian business” as that term is defined under section 3 of the Investment Canada Act.

3.19 Vendors’ Representations and Warranties. The representations and warranties of the Vendor contained in this Agreement and in any agreement, certificate, affidavit, statutory declaration or other document delivered or given pursuant to this Agreement are true and correct and do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained in such representations and warranties not misleading to a prospective buyer of the Properties and the Information.

3.20 No Brokers. All negotiations relating to this Agreement and the Transaction have been carried on by the Vendor directly with YC without the intervention of any other Person on behalf of the Vendor in such manner as to give rise to any valid claim against YC for a brokerage commission, finder’s fee or other like payment and the Vendor will indemnify and save harmless YC of and from any such claim.

3.21 Taxes. The Vendor has paid all Taxes due and owing by it (whether or not such Taxes are shown or required to be shown on a tax return) and has withheld or collected and timely remitted to the appropriate taxing authority all Taxes which it is required to withhold or collect from amounts paid, payable or owing to or by any employee, shareholder, creditor, non-resident, customer, purchaser or other third party or which would result in a Lien on any part of the Properties.

4.	REPRESENTATIONS AND WARRANTIES OF YC

YC represents and warrants to the Vendor as set out in this section and acknowledges that the Vendor is relying on such representations and warranties in connection with the Transaction. In connection with the assignment of this Agreement from YC to the Buyer prior to the Closing Date, the following representations and warranties shall be made by the Buyer and shall be true as of the Closing Date as if made on and as of such date:

4.1 Incorporation of YC. YC is a corporation duly incorporated, organized and subsisting under the laws of the jurisdiction of incorporation and has the corporate power, authority and capacity to execute and deliver this Agreement and the Payment Undertaking, to own the Properties and the Information, to purchase the Properties and the Information from the Vendor as herein contemplated and to perform its other obligations hereunder. No proceedings have been taken or authorized by YC or by any other Person with respect to the bankruptcy, insolvency, liquidation, dissolution or winding up of YC or with respect to any amalgamation, merger, consolidation, arrangement or reorganization of, or relating to, YC nor, to the knowledge of YC, have any such proceedings been threatened by any other Person.

4.2 Authorization of Purchase by YC. The execution and delivery of this Agreement and the Payment Undertaking and the completion of the Transaction have been duly and validly authorized by all necessary corporate action on behalf of YC and each of this Agreement and the Payment Undertaking has been duly and validly executed and delivered by YC and is a valid and binding obligation of YC enforceable against YC in accordance with its respective terms. On Closing, the execution and delivery of the Representation and Warranty Escrow Agreement will be duly and validly authorized by all necessary corporate action on behalf of YC and the Representation and Warranty Escrow Agreement will be validly executed and delivered by YC and a valid and binding obligation of YC enforceable against YC in accordance with its terms. There is no Legal Proceeding in progress, pending, or, to the knowledge of YC, threatened against or affecting YC or affecting the title of YC to any of its properties at law or in equity or before or by any tribunal and, to the knowledge of YC, there are no grounds on which any such Legal Proceeding might be commenced with any reasonable likelihood of success nor is there any Order outstanding against or affecting YC which, in any such case, affects adversely or might affect adversely the ability of YC to enter into this Agreement, the Payment Undertaking or the Representation and Warranty Escrow Agreement or to perform its obligations hereunder or thereunder.

4.3 Qualification of YC. YC has the necessary corporate power, authority and capacity to own and use the Properties and the Information.

4.4 Conflicting Instruments. Neither the entering into of this Agreement by the Parties or the Payment Undertaking, nor the entering into of any agreement or other instrument contemplated hereby including without limitation, the Representation and Warranty Escrow Agreement, nor the completion of the Transaction nor the performance by YC of its obligations hereunder or thereunder will: (a) conflict with, or result in the breach or violation of or default under, or cause the acceleration of any obligations of YC under, any of the terms and provisions of (i) any Applicable Law, (ii) the constating documents of YC, including any articles or by-laws, if applicable, any resolution of the directors or shareholders of YC, or any equivalent documents under the laws of jurisdiction of incorporation; or (iii) subject to obtaining any Consent or Buyer Regulatory Approval which may be required thereunder in connection with the completion of the Transaction, any Licence, Order or agreement, contract or commitment, written or oral to which YC is a party or by which YC is bound.

4.5 Buyer Regulatory Approvals. Except as set forth in Schedule “B”, no Regulatory Approval or filing with, notice to, or waiver from any Governmental Authority or other person is required to be obtained or made by YC, or to its knowledge, its affiliates, in connection with the execution, delivery and performance by YC of its obligations under this Agreement, the Payment Undertaking or the Representation and Warranty Escrow Agreement or the consummation of the Transaction. YC has no reason to believe that it will not be able to obtain on or before Closing, the Buyer Regulatory Approvals.

4.6 No Brokers. All negotiations relating to this Agreement and the Transaction have been carried on by YC with the Vendor without the intervention of any other Person on behalf of YC in such manner as to give rise to any valid claim against the Vendor for a brokerage commission, finder’s fee or other like payment and YC will indemnify and save harmless the Vendor of and from any such claim.

5.	COVENANTS OF THE PARTIES

5.1 Vendor’s Action During Interim Period. During the Interim Period, the Vendor shall not take any action, or fail to take any action, that would cause any of the Vendor’s representations and warranties to become untrue on the Closing Date. For greater certainty and without limitation, the Vendor shall continue to maintain the Properties in good standing, in accordance with past practice and using sound business judgement.

5.2 YC’s Action During Interim Period. During the Interim Period, YC shall not take any action that would cause any of YC’s representations and warranties to become untrue on the Closing Date.

5.3 Continuing Access. During the Interim Period, YC shall be entitled to continue to access the Properties and the Information and the Vendor shall continue to make available to YC and its professional advisors all information relating to the Properties and the Information, as well as access to the Vendor’s professional advisors. In addition, the Vendor undertakes to use its commercially reasonable efforts to obtain the 2D and 3D seismic data in respect of the Properties from the applicable third parties, and to provide such information to YC immediately upon receipt thereof. For greater certainty, and without limitation, the continuing access and Vendor’s undertaking to obtain the 2D and 3D seismic data shall not give rise to any rights of termination in and to YC on the basis of a “due diligence out”.

5.4 Vendor Fulfillment of Conditions. The Vendor shall take all such actions, steps and proceedings as are reasonably within its control as may be necessary to ensure that the conditions set out in this Agreement which are for the benefit of YC are fulfilled on or before the Closing Date.

5.5 YC Fulfillment of Conditions. YC shall take all such actions, steps and proceedings as are reasonably within its control as may be necessary to ensure that the conditions set out in this Agreement which are for the benefit of the Vendor are fulfilled on or before the Closing Date.

5.6 Mutual Cooperation. The Parties agree that they will use commercially reasonable efforts to satisfy (or cause the satisfaction of) all conditions precedent to the Transaction, including, but not limited to:

(a) obtaining the Regulatory Approvals and the transfer of the Licences and the Properties and the Information required to complete the Transaction;

(b) effecting all necessary or advisable registrations, filings and submissions required in connection with the Regulatory Approvals or transfer of the Licences;

(c) cooperating with the other party in connection with the performance by it of its obligations under this Agreement, including refraining from taking, or causing to be taken, any action which would reasonably be expected to prevent or materially delay the consummation of the Transaction;

(d) providing such information as either YC or Vendor may reasonably request for the purpose of determining whether any filings or notices required in connection with the Regulatory Approvals or transfer of the Licences is required to effect the Transaction;

(e) furnishing such information, documents and assistance that YC or Vendor may request in connection with preparing any required or advisable filings or notices referred to in subparagraph (d) or related requests for information made by any Governmental Authority; and

(f) no Party shall attend a meeting (whether by phone or in person) with any Governmental Authority in Canada in relation to the Transaction in which the other Party has not been provided with a reasonable opportunity to participate, other than a meeting relating to non-substantive factual matters in respect of Closing or the transfer of recorded/registered title of the Properties.

5.7 Consent on Use of the Information. If the consent of a third Person is required for the use of or reference to any report or document which forms part of the Information by the Buyer, YC or YK (in their respective ordinary course of business or in performing disclosure requirements pursuant to Applicable Laws), the Vendor shall use its reasonable commercial efforts to assist the Buyer, YC or YK in obtaining such consent.

6.	CONDITIONS FOR THE BENEFIT OF YC

6.1 YC’s Conditions. YC shall not be obligated to complete the Transaction unless, on or before the Closing Date, each of the conditions listed below in this section has been satisfied, it being understood that the said conditions are included for the exclusive benefit of YC:

(a) The representations and warranties of the Vendor in this Agreement shall be true and correct on the Closing Date.

(b) The Vendor shall have performed and complied with all of the terms and conditions in this Agreement and the Payment Undertaking on its part to be performed or complied with on or before the Closing Date.

(c) The Vendor provides the SER and YC with an executed irrevocable written direction, satisfactory in form and substance to the SER and YC, acting reasonably, directing the SER to refund the deposits made by the Vendor, as set out in section 2.7, to YC rather than to the Vendor.

(d) The Vendor provides such satisfactory evidence as requested by YC, acting reasonably, of the amount of deposits made by the Vendor to the SER as payment in lieu of meeting exploration expenditures in respect of the Properties, as set out in section 2.7.

(e) As evidence of the satisfaction of the conditions in sections 6.1(a) and (b), the Vendor shall deliver to YC at the Closing Time a certificate of the Vendor confirming the matters in sections 6.1(a) and (b) and to the effect that as of the Closing Time all other conditions set forth in this section have been satisfied. The certificate shall be signed by two senior executive officers of the Vendor acceptable to YC, acting reasonably. Notwithstanding the foregoing, the receipt of such certificate and the completion of the Transaction shall not constitute a waiver (in whole or in part) of, or have the effect of modifying or qualifying in any way, any of the representations and warranties of the Vendor made in or pursuant to this Agreement, each of which shall survive the Closing and remain in full force and effect for the benefit of YC as provided in Article 9.

(f) On Closing the Vendor shall deliver to YC a legal opinion from counsel acceptable to YC, acting reasonably, and in form and content satisfactory to YC, subject to reasonable qualifications, as to the due incorporation and organization of the Vendor, the corporate power and authority of the Vendor, the receipt of all necessary approvals by the Vendor, the enforceability of this Agreement, the Payment Undertaking and the Representation and Warranty Escrow Agreement as against the Vendor and the non-conflict of this Agreement, the Payment Undertaking and the Representation and Warranty Escrow Agreement with respect to the constating documents of the Vendor and any Applicable Laws.

(g) During the Interim Period, YC, YK, or the Buyer shall have received no variance in information relating to the Properties which would lead a purchaser, acting reasonably, to consider that such variance would have a material adverse effect on the Properties.

(h) The Buyer Regulatory Approvals shall have been granted, obtained and received unconditionally or on terms satisfactory to YC, YK, or the Buyer, as applicable. For greater certainty, and as set out in section 2.3, the regulatory approval set forth in item 2 of Schedule “B” shall be applied for and will be granted, obtained and received after the Transaction has been deemed to be closed in escrow and no longer affected by the Expiry Date.

(i) No Order shall have been made and no Legal Proceeding shall have been commenced or shall be pending or threatened against the other Party or its affiliates or any parts of the Properties which would adversely affect YC or which enjoins, restricts or prohibits, or which asserts a claim or seeks a remedy that would have the effect of enjoining, restricting or prohibiting the completion of the Transaction.

(j) The Contemporaneous Agreement shall have been executed and delivered and the transactions contemplated thereunder shall be completed simultaneously with this Transaction.

(k) The Vendor shall have been granted, obtained and received the Vendor Regulatory Approval which shall have been granted, obtained and received unconditionally or on terms satisfactory to YC, acting reasonably.

(l) YC shall have received, as and by way of the “Closing Documents” (the “Closing Documents”) such other agreements, certificates, affidavits, statutory declarations, instruments of transfer and other documentation reasonably required by YC to implement the Transaction, all of which shall be satisfactory in form and substance to counsel for YC, acting reasonably.

(m) YC, the Vendor and the Escrow Agent shall have executed and delivered the Representation and Warranty Escrow Agreement and YC shall have deposited US$50,000,000 (for the benefit of the Vendor and the Buyer) into escrow with the Escrow Agent pursuant to such agreement. For greater certainty, any Order obtained pursuant to the Mann and Medge Litigation or any other Legal Proceeding existing as at the date hereof will not attach to the US$50,000,000 placed into escrow pursuant to the Representation and Warranty Escrow Agreement.

If any condition in this section has not been fulfilled on or before the Closing Date or if any such condition is or becomes impossible to satisfy, other than as a result of the failure of YC to comply with its obligations under this Agreement, then YC in its sole discretion may, without limiting any rights or remedies available to YC at law or in equity, either terminate this Agreement by written notice to the Vendor, in which case, the provisions of sections 2.5(c)(i), (iv) or (v) shall be applicable or waive compliance with any such condition without prejudice to its right of termination in the event of non-fulfilment of any other condition.

7.	CONDITIONS FOR THE BENEFIT OF THE VENDOR

7.1 Vendor’s Conditions. The Vendor shall not be obligated to complete the Transaction unless, at or before the Closing Time, each of the conditions listed below in this section has been satisfied, it being understood that the said conditions are included for the exclusive benefit of the Vendor:

(a) The representations and warranties of YC in this Agreement shall be true and correct on the Closing Date.

(b) YC shall have performed and complied with all of the terms and conditions in this Agreement and the Payment Undertaking on its part to be performed or complied with on or before the Closing Date.

(c) As evidence of the satisfaction of the conditions in sections 7.1(a) and (b), YC shall deliver to the Vendor at the Closing Time a certificate of YC confirming the matters in sections 7.1(a) and (b) and to the effect that as of the Closing Time all other conditions set forth in this section have been satisfied. The certificate shall be signed by two senior executive officers of YC acceptable to the Vendor, acting reasonably. Notwithstanding the foregoing, the receipt of such certificate and the completion of the Transaction shall not constitute a waiver (in whole or in part) of, or have the effect of modifying or qualifying in any way, any of the representations and warranties of YC made in or pursuant to this Agreement, each of which shall survive the Closing and remain in full force and effect for the benefit of the Vendor as provided in Article 9.

(d) YC and the Buyer shall have delivered to the Vendor a legal opinion from counsel acceptable to the Vendor, acting reasonably, and in form and content satisfactory to the Vendor subject to reasonable qualifications, as to the due incorporation and organization of YC and the Buyer, the corporate power and authority of YC and the Buyer, the receipt of all necessary approvals by YC and the Buyer and the enforceability of this Agreement, the Payment Undertaking and the Representation and Warranty Escrow Agreement as against YC and the Buyer and the non-conflict of this Agreement, the Payment Undertaking and the Representation and Warranty Escrow Agreement with respect to the constating documents of YC and the Buyer and any Applicable Laws.

(e) The Vendor Regulatory Approval shall have been granted, obtained and received unconditionally or on terms satisfactory to the Vendor, acting reasonably.

(f) No Order shall have been made and no Legal Proceeding shall have been commenced or shall be pending or threatened against the other Party or its affiliates or which enjoins, restricts or prohibits, or which asserts a claim or seeks a remedy that would have the effect of enjoining, restricting or prohibiting the completion of the Transaction.

(g) YC, the Vendor and the Escrow Agent shall have executed and delivered the Representation and Warranty Escrow Agreement and YC shall have deposited US$50,000,000 (for the benefit of the Vendor and the Buyer) into escrow with the Escrow Agent pursuant to such agreement. For greater certainty, any Order obtained pursuant to the Mann and Medge Litigation or any other Legal Proceeding existing as at the date hereof will not attach to the US$50,000,000 placed into escrow pursuant to the Representation and Warranty Escrow Agreement.

If any condition in this section has not been fulfilled on or before the Closing Date or if any such condition is or becomes impossible to satisfy, other than as a result of the failure of the Vendor to comply with its obligations under this Agreement, then the Vendor in its sole discretion may, without limiting any rights or remedies available to the Vendor at law or in equity, either terminate this Agreement by written notice to YC, in which case the provisions of sections 2.5(c)(iii), (iv) or (v) shall be applicable, or waive compliance with any such condition without prejudice to its right of termination in the event of non-fulfilment of any other condition.

8.	DAMAGE OR EXPROPRIATION

8.1 Damage or Expropriation. If, prior to the Closing Time, all or any substantial portion of the Properties shall be expropriated or seized by any Governmental Authority or any other Person in accordance with Applicable Law, or if notice of any such expropriation or seizure shall have been given in accordance with Applicable Law, the Vendor shall forthwith advise YC of such appropriation or seizure or receipt of notice thereof, and shall provide applicable details of such appropriation or seizure, and YC shall have the option, exercisable by notice to the Vendor given prior to the Closing Date to terminate this Agreement and not complete the Transaction, in which case YC shall be released from all obligations hereunder as of and from the giving of such notice or the option to complete the Transaction with a reduction of the Purchase Price by the net amount equal to the replacement cost of the Properties so expropriated or seized (based on the Properties Allocation). In the event that YC shall exercise its option to terminate this Agreement set forth in this Article 8, the Parties shall sign a joint direction to the Bank of China forthwith and authorize the Bank of China to cancel the Payment Undertaking.

9.	INDEMNIFICATION AND LIMITATIONS

9.1 Indemnification by the Vendor. The Vendor shall indemnify, defend and save harmless YC from and against any and all Losses suffered or incurred by YC, as a direct or indirect result of, or arising in connection with or related in any manner whatever to a Third Party Claim.

9.2 Survival of Representations and Warranties. The covenants, representations and warranties, and indemnities of the Vendor and YC set forth in this Agreement shall survive the Closing for a period of 18 months, other than in respect of liability for Losses in connection with the Mann and Medge Litigation or any other Legal Proceeding in respect of the Properties, the Information, this Agreement or the Transaction existing as at the Closing Date, which shall survive until the end of the applicable appeal period or the claim is settled or dismissed, after which time the Vendor and YC shall be released from all obligations in respect of such covenants, representations and warranties, and indemnities, except with respect to any claim in respect of any Losses of which a Party gives notice in writing to the other Party (setting out in reasonable detail the nature of such claim and the approximate amount of the Losses arising as a result thereof) before the expiration of such period. As set forth in the Representation and Warranty Escrow Agreement, funds deposited thereunder shall be used to satisfy any claim for Losses of YC pursuant to this Article 9. For greater certainty and notwithstanding anything contained herein, YC may bring a claim for Losses in respect of a breach by the Vendor of its representations and warranties contained in this Agreement and the funds deposited under the Representation and Warranty Escrow Agreement shall be used to satisfy any claim for Losses of YC pursuant thereto.

9.3 Notice of Third Party Claims. If YC receives notice of the commencement or assertion of any Third Party Claim, YC shall give the Vendor reasonably prompt notice thereof, but in any event no later than 30 days after receipt of notice of such Third Party Claim. The notice to the Vendor shall describe the Third Party Claim in reasonable detail and shall indicate, if reasonably practicable, the estimated amount of the Losses that have been or may be sustained by YC.

9.4 Defence of Third Party Claims. The Vendor may participate in or assume the defence of any Third Party Claim by giving notice to that effect to YC not later than 30 days after receiving notice of the Third Party Claim (the “Notice Period”). The Vendor’s right to do so shall be subject to the rights of any insurer or other party who has potential liability in respect of that Third Party Claim. The Vendor shall pay all of its own expenses of participating in or assuming such defence. YC shall co-operate in good faith in the defence of each Third Party Claim, even if the defence has been assumed by the Vendor and may participate in such defence assisted by counsel of its own choice at its own expense. If YC has not received notice within the Notice Period that the Indemnifying Party has elected to assume the defence of such Third Party Claim, YC may, at its option, elect to settle or compromise the Third Party Claim or assume such defence, assisted by counsel of its own choosing and the Indemnifying Party shall be liable for all reasonable costs and expenses paid or incurred in connection therewith and any Losses suffered or incurred by YC with respect to such Third Party Claim. If the Vendor elects to assume the defence of a Third Party Claim under this section, the Vendor shall not have the right thereafter to contest its liability for such claim.

9.5 Assistance for Third Party Claims. The Vendor and YC will use all reasonable efforts to make available to the Party which is undertaking and controlling the defence of any Third Party Claim (the “Defending Party”), those employees and other persons whose assistance, testimony or presence is necessary to assist the Defending Party in evaluating and in defending any Third Party Claim and all documents, records and other materials in the possession of such Party reasonably required by the Defending Party for its use in defending any Third Party Claim and all documents, records and other materials in the possession of such Party reasonably required by the Defending Party for its use in defending any Third Party Claim and shall otherwise cooperate with the Defending Party. The Vendor shall be responsible for all reasonable expenses associated with making such documents, records and materials available and for all reasonable expenses of any employees or other persons made available by YC to the Vendor hereunder, which expense shall not exceed the actual cost to YC associated with such employees and other persons.

9.6 Settlement of Third Party Claims. If the Vendor elects to assume the defence of any Third Party Claim as provided in section 9.4, the Vendor shall not be liable for any legal expenses subsequently incurred by YC in connection with the defence of such Third Party Claim following the receipt by YC of notice of such assumption. However, if the Indemnifying Party fails to take reasonable steps necessary to defend diligently such Third Party Claim within 30 days after receiving notice from YC that YC believes on reasonable grounds that the Indemnifying Party has failed to take such steps, YC may, at its option, elect to assume the defence of and to negotiate, settle or compromise the Third Party Claim assisted by counsel of its own choosing and the Vendor shall also be liable for all reasonable costs and expenses paid or incurred in connection therewith. The Vendor shall not, without the prior written consent of YC, enter into any compromise or settlement of a Third Party Claim, which would lead to liability or create any other obligation, financial or otherwise, on YC.

9.7 Failure to Give Timely Notice. A failure to give timely notice as provided in this Article shall not affect the rights or obligations of any Party except and only to the extent that, as a result of such failure, any Party which was entitled to receive such notice was deprived of its right to recover any payment under its applicable insurance coverage or was otherwise directly and materially damaged as a result of such failure.

9.8 Reductions and Subrogation. If the amount of any Losses at any time subsequent to the making of an indemnity payment in respect of those Losses is reduced by any recovery, settlement or otherwise under or pursuant to any insurance coverage, or pursuant to any claim, recovery, settlement or payment by or against any other Person, the amount of such reduction (less any costs, expenses (including taxes) or premiums incurred in connection therewith), shall promptly be repaid by YC to the Vendor. Upon making a full indemnity payment, the Vendor shall, to the extent of such indemnity payment, be subrogated to all rights of YC against any third party that is not an affiliate of YC in respect of the Losses to which the Indemnity Payment relates. Until YC recovers full payment of its Losses, any and all claims of the Vendor against any such third Person on account of such Indemnity Payment shall be postponed and subordinated in right of payment to YC’s rights against such third Person. Without limiting the generality or effect of any other provision hereof, YC and the Vendor shall duly execute upon request all instruments reasonably necessary to evidence and perfect such postponement and subordination.

9.9 Tax Effect. If any payment for indemnification received by YC would constitute taxable income to YC, the Vendor shall pay to YC at the same time and on the same terms, as to interest and otherwise, as the indemnity payment an additional amount sufficient to place YC in the same after-tax position as it would have been if the indemnity payment had been received tax-free.

9.10 Payment and Interest. All Losses in respect of a Third Party Claim shall bear interest at a rate per annum equal to the Prime Rate, calculated and payable monthly, both before and after judgment, with interest on overdue interest at the same rate, from the date that YC disbursed funds, suffered damages or losses or incurred a loss, liability or expense in respect of the applicable Losses in respect of a Third Party Claim, to the date of payment by the Vendor to YC.

9.11 Additional Rules and Procedures. If any Third Party Claim is of a nature such that YC is required by Applicable Law to make a payment to any Person with respect to such Third Party Claim before the completion of settlement negotiations or related legal proceedings, YC may make such payment and the Vendor shall, forthwith after demand by YC, reimburse YC for any such payment. If the amount of any liability under the Third Party Claim in respect of which such a payment was made, as finally determined, is less than the amount which was paid by the Vendor to YC, YC shall, forthwith after receipt of the difference from the third Person, pay such difference to the Vendor. YC and the Vendor shall co-operate fully with each other with respect to Third Party Claims, shall keep each other fully advised with respect thereto (including supplying copies of all relevant documentation promptly as it becomes available) and shall each designate a senior officer who will keep himself informed about and be prepared to discuss the Third Party Claim with his counterpart and with legal counsel at all reasonable times.

9.12 Limitations. Notwithstanding anything else in this Agreement, the maximum aggregate liability of the Vendor on the one hand and YC on the other hand, in respect of all claims for Losses under this Agreement (including, without limitation, indemnification under section 9.1 and Losses resulting from breaches of the representations and warranties, and covenants contained in this Agreement) shall not exceed the amount of the Purchase Price, in the aggregate. Additionally, the liability of the Vendor shall be allocated on a Property by Property basis, pursuant to the Properties Allocation, such that its liability in respect of each Property shall be capped at that Property’s Allocation. In the event that the Vendor pays a claim for Losses to YC for the full amount of any Property, including without limitation, the Information with respect thereto, which payment is irreversible and non-refundable, the relevant Property, including without limitation, the Information with respect thereto, shall be transferred by YC to the Vendor or as it may otherwise direct, without any further or other consideration.

9.13 GST Gross Up. If any payment made by the Vendor or YC pursuant to this Article 9 is deemed by the Excise Tax Act (Canada) to include GST, or is deemed by any applicable provincial or territorial legislation to include a similar value added or multi-staged tax, the amount of such payment shall be increased accordingly.

10.	MISCELLANEOUS

10.1 Further Assurances. Each Party shall from time to time execute and deliver or cause to be executed and delivered all such further documents and instruments and do or cause to be done all further acts and things as the other Party may, before or after the Closing Time, reasonably require as being necessary or desirable in order to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement or any provision hereof.

10.2 Public Announcements. Except to the extent required by Applicable Law, each Party agrees that no disclosure or public announcement regarding this Agreement or the Transaction shall be made by either Party without the prior written consent of the other Party (which consent may not be unreasonably withheld or delayed and may be given either generally or in a specific case or cases and may be subject to conditions). For the avoidance of doubt, both Parties agree that YC is permitted to make public announcement(s) and other disclosure regarding this Agreement or the Transaction as may be required under applicable listing rules of the stock exchanges on which the shares of YC is listed.

10.3 Notices. Any notice, direction or other communication (in this section, a “notice”) required or permitted to be given to a Party pursuant to this Agreement shall be in writing and shall be sufficiently given if delivered personally, mailed or transmitted by facsimile or pdf as follows:

In the case of the Vendor, at:

Devonian Potash Inc.

374 Third Avenue South

Saskatoon, SK S7K 1M5

Attention: Lyubov Kantor

Facsimile Number: 9 72 39509095

Email address: lkantor@gmail.com

Attention: Arie Zuckerman

Facsimile Number: 9 72 26443429

Email address: ariezuc@gmail.com

Attention: Alexander Dynkin

Facsimile Number: 7 499 245 79 53

Email address: Dynkin@acron.ru

Attention: Anton Zhukov

Facsimile Number: 7 499 245 79 53

Email address: Zhukov@acron.ru

With a copy to (which shall not constitute notice to the Vendor):

Blake Cassels & Graydon LLP

23 College Hill

5th Floor

London EC4R 2RP

Attention: David Glennie

Facsimile Number: 44 (0) 207 429 3560

Email address: david.glennie@blakes.com

In the case of YC, at

Yanzhou Coal Mining Company Limited

298 Fushan South Road

Zoucheng Shandong Province

PRC, 273500

Attention: Huang Xiaolong

Facsimile Number: (86 537) 5383311

Email address: hxl2003@sohu.com

With a copy to (which shall not constitute notice to YC):

Cassels Brock & Blackwell LLP

2100 Scotia Plaza, 40 King Street West

Toronto, Ontario

Canada M5H 3C2

Attention: Cam Mingay

Facsimile Number: (416) 640 3163

Email address: cmingay@casselsbrock.com

Any notice delivered personally, shall be deemed to have been given and received on the day on which it was delivered, if delivered prior to 5:00 p.m. (recipient’s time) on a Business Day; otherwise on the first Business Day thereafter. Any notice mailed shall be deemed to have been given and received on the third Business Day after it was mailed, provided that if the Party giving the notice knows or ought reasonably to know of disruptions in the postal system that might affect the delivery of mail, such notice shall not be mailed but shall be given by personal delivery or pdf or facsimile transmission. Any notice transmitted by pdf or facsimile shall be deemed to have been given and received on the day of its pdf or facsimile transmission, if, in the case of facsimile transmission, the machine from which it was sent receives the answerback code of the Party to whom it was sent prior to 5:00 p.m. (recipient’s time) on such day, otherwise on the first Business Day thereafter. Either Party may change its address for service from time to time by notice given to each of the other Party in accordance with the foregoing provisions.

10.4 Effect of Closing. All provisions of this Agreement shall remain in full force and effect notwithstanding the Closing, subject only to the limitation periods specified in sections 9.2 and the limitations specified in section 9.12.

10.5 Counterparts. This Agreement may be executed in counterparts, by original, telefacsimile or pdf signature, each of which shall be deemed to be an original and both of which together shall constitute one and the same instrument.

10.6 Assignment. This Agreement may not be assigned by either Party without the consent of the other Party.

10.7 Parties in Interest. This Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns.

10.8 Third Parties. Except as specifically set forth or referred to herein, nothing herein is intended or shall be construed to confer upon or give to any Person, other than the Parties and their respective successors and permitted assigns, any rights or remedies under or by reason of this Agreement.

10.9 English Language. The parties confirm that it is their wish that this Agreement and any other documents delivered or given pursuant to this Agreement, including notices, have been and shall be in the English language only.

10.10 Transfer Taxes. YC shall pay any applicable GST, value added, sales, use or other transfer taxes (the “Transfer Taxes”) relating to the transfer of the Properties and Information. YC shall indemnify and hold the Vendor harmless from and against, and will reimburse the Vendor for, any Transfer Taxes, penalties and interest assessed solely against or payable solely by the Vendor, required under Applicable Law, to the extent such Transfer Taxes are payable in connection with the sale and purchase of the Properties and Information, and this indemnity shall survive until 90 days after the relevant Governmental Authority shall no longer be entitled to assess or reassess Transfer Taxes against the Vendor.

SIGNATURE BLOCKS APPEAR ON NEXT PAGE

IN WITNESS WHEREOF THIS AGREEMENT HAS BEEN EXECUTED BY THE PARTIES HERETO. THE PARTIES HERETO INTENDING TO BE LEGALLY BOUND HAVE EXECUTED THIS AGREEMENT AS OF THE DATE AND YEAR FIRST WRITTEN ABOVE.

DEVONIAN POTASH INC.

Per:	/s/ Kantor
Name:	Kantor	C.S.
I have authority to bind Devonian Potash Inc.

YANZHOU COAL MINING COMPANY LIMITED

Per:	/s/ Zhang Ming Lin
Name:	Zhang Ming Lin	C.S.
I have authority to bind Yanzhou Coal Mining Company Limited.

SCHEDULE “A”

DESCRIPTION OF THE PROPERTIES

KP 361

KP 362

KP 363

KP 365

KP 366

KP 367

KP 368

KP 369

KP 370

KP 482

KP 483

SCHEDULE “B”

BUYER REGULATORY APPROVALS

1. The approvals required of YK, YC, and/or its affiliates, as applicable, under Chinese law and regulations in connection with this Agreement and the Contemporaneous Agreement, being the approvals of the State-owned Assets Supervision and Administration Commission of the Peoples’ Republic of China (the “PRC”), the Ministry of Commerce of the PRC, the National Development and Reform Commission of the PRC and the State Administration of Foreign Exchange of the PRC.

2. The approval required by the SER to permit the transfer of recorded/registered title of the Properties from the Vendor to the Buyer.

SCHEDULE “C”

VENDOR REGULATORY APPROVAL

1. Approval required by the SER to permit the transfer of recorded/registered title of the Properties from the Vendor to the Buyer.